# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MeridianLink, Inc., CIK 0001834494
CUSIP: 58985J105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3560 Hyland Avenue, Suite 200, Costa Mesa, California (CA), 92626
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001834494-24-000181
Filed by CIK 0001861258

## Reporting persons
- Timothy Nguyen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 11,426,941; sole dispositive power 11,426,941; aggregate amount beneficially owned 11,426,941 (15.2% of the class)
  Comment: 10,612,415 of the shares are held directly by SCML, LLC. The members of SCML, LLC are Apichat Treerojporn as trustee of various family trusts held for the benefit of Timothy Nguyen's family, and Timothy Nguyen may be deemed to be the beneficial owner of the securities held by SCML, LLC. Apichat Treerojporn is the sole manager of SCML, LLC, and has sole voting and dispositive powers with respect to all securities held by SCML, LLC. 814,526 of the shares are held directly by KCD30, LLC. Timothy Nguyen is the sole manager of KCD30, LLC and has sole voting and dispositive power with respect to all securities held by such entity.
  Percentage of class is calculated based on 75,107,642 shares of Common Stock outstanding as of September 30, 2024, as reported on the Issuer's Form 10-Q, filed on November 7, 2024.
- SCML, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,612,415; sole dispositive power 10,612,415; aggregate amount beneficially owned 10,612,415 (14.1% of the class)
  Comment: The shares are held directly by SCML, LLC. The members of SCML, LLC are Apichat Treerojporn as trustee of various family trusts held for the benefit of Timothy Nguyen's family, and Timothy Nguyen may be deemed to be the beneficial owner of the securities held by SCML, LLC. Apichat Treerojporn is the sole manager of SCML, LLC, and has sole voting and dispositive powers with respect to all securities held by SCML, LLC.
  Percentage of class is calculated based on 75,107,642 shares of Common Stock outstanding as of September 30, 2024, as reported on the Issuer's Form 10-Q, filed on November 7, 2024.
- KCD30, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 814,526; sole dispositive power 814,526; aggregate amount beneficially owned 814,526 (1.1% of the class)
  Comment: The shares are held directly by KCD30, LLC. Timothy Nguyen is the sole manager of KCD30, LLC and has sole voting and dispositive power with respect to all securities held by such entity.
  Percentage of class is calculated based on 75,107,642 shares of Common Stock outstanding as of September 30, 2024, as reported on the Issuer's Form 10-Q, filed on November 7, 2024.

## Item 1. Issuer
Name of issuer: MeridianLink, Inc.
Address of issuer's principal executive offices: 3560 Hyland Avenue, Suite 200, Costa Mesa, California 92626

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":
Timothy Nguyen
SCML, LLC
KCD30, LLC
Address of principal business office or, if none, residence: The business address of the Reporting Persons is c/o MeridianLink, Inc., 3560 Hyland Avenue, Suite 200, Costa Mesa, California 92626.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses on Item 8 to each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Timothy Nguyen: /s/ Timothy Nguyen, Timothy Nguyen (02/13/2025)
- SCML, LLC: /s/ Apichat Treerojporn, Apichat Treerojporn, Manager (02/13/2025)
- KCD30, LLC: /s/ Timothy Nguyen, Timothy Nguyen, Manager (02/13/2025)
Comment: Exhibit I: Joint Filing Agreement